Filed by Charter Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Act of 1934
Subject Company: Time Warner Cable Inc.
Commission File No. 001-33335

The following is information made available online on certain Charter social media channels.

Better Products at a Better Value

Time Warner Cable’s recent rate increases has made some waves and led some to incorrectly believe our transaction with Time Warner Cable will lead to higher prices for consumers. First, Time Warner Cable is still an independent company. We found out about their news at the same time as Time Warner Cable’s customers. Second and much more important, Charter’s core principle is offering superior services with more customer friendly pricing and packaging. So the future is bright for existing Time Warner Cable customers.

At Charter, we pride ourselves on being a different kind of cable company. That means we don’t add on common industry fees like early termination fees or sports charges. We also don’t charge a modem lease fee. Time Warner Cable just raised their modem lease fee to $10. We don’t make our customers sign annual contracts, nor do we impose usage-based billing and costly data caps. By bringing all of our call centers back to the U.S. and offering one hour service windows, we are working hard to improve our customer service.

We offer our customers a significantly faster minimum broadband speed at a better value. In upstate New York, for example, Time Warner Cable customers can currently purchase broadband at 50 Mbps for $79.99 per month. Charter offers our customers a faster, 60 Mbps service for just $39.99, without the $10 modem fee. After the merger is finalized and Charter takes all Time Warner Cable customers fully digital, we will offer all New Charter customers our higher minimum speeds at a better value.

We continue to work with regulators and expect to receive all necessary approvals in due course. We look forward to bringing these many benefits to current Time Warner Cable and Bright House Network customers, and to all the future customers of New Charter.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction between Time Warner Cable Inc. (“Time Warner Cable” or “TWC”) and Charter Communications, Inc. (“Charter”), Charter’s subsidiary, CCH I, LLC (“New Charter”), filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a joint proxy statement of Charter and Time Warner Cable that also constitutes a prospectus of New Charter (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on August 20, 2015, and Charter and Time Warner Cable commenced mailing the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about August 20, 2015. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement or for any other document that Charter or Time Warner Cable may file with the SEC or send to Charter’s and/or Time Warner Cable’s stockholders in connection with the proposed transactions. On September 21, 2015, Charter's and Time Warner Cable's respective stockholders each approved the merger agreement at their respective special meetings. INVESTORS AND SECURITY HOLDERS OF CHARTER AND TIME WARNER CABLE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Charter, New Charter or Time Warner Cable through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Charter or New Charter are or will be available free of charge on Charter’s website at http://charter.com, in the “Investor and News Center” near the bottom of the page, or by contacting Charter’s Investor Relations Department at 203-905-7955. Copies of the documents filed with the SEC by Time Warner Cable are or will be available free of charge on Time Warner Cable’s website at http://ir.timewarnercable.com or by contacting Time Warner Cable’s Investor Relations Department at 877-446-3689.

Charter and Time Warner Cable and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Charter is set forth in the definitive Joint Proxy Statement/Prospectus and in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, and its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 18, 2015. Information about the directors and executive officers of Time Warner Cable is set forth in the definitive Joint Proxy Statement/Prospectus and its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 13, 2015, as amended April 27, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on May 18, 2015 and its Current Reports on Form 8-K, which were filed with the SEC on June 1, 2015 and August 6, 2015. These documents can be obtained free of charge from the sources indicated above.